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                             June 9, 2021

       Kent Landvatter
       Chief Executive Officer
       Finwise Bancorp
       756 East Winchester
       Suite 100
       Murray, UT 84107

                                                        Re: Finwise Bancorp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2021
                                                            CIK No. 0001856365

       Dear Mr. Landvatter:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Implications of Being an Emerging Growth Company, page i

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, present to potential investors in
reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the
communications.
       Prospectus Summary, page 1

   2. Please disclose here the percentage of your issued and outstanding shares of common stock held by your
executive officers and directors in the aggregate and the percentage of
 Kent Landvatter
FirstName  LastNameKent Landvatter
Finwise Bancorp
Comapany
June 9, 2021NameFinwise Bancorp
June 9,
Page 2 2021 Page 2
FirstName LastName
         issued and outstanding shares of common stock held by the BFG owners. Our History, page 3

3. Please disclose here (i) the number of warrants issued to the BFG owners in 2020, (ii) a brief summary of the terms of the warrants and (iii) the percentage of your common stock that the BFG owners will hold if all of the warrants are exercised. In addition, please disclose here that the 10% membership interest you acquired in BFG is comprised of
         Class A Voting Units representing approximately 5.0% of the aggregate membership interests of BFG and Class B Non-Voting Units representing approximately 5.0% of the aggregate membership interests of BFG.
Our Business Model, page 4

4. We note your disclosure on page 4 that your Strategic Programs not only focus on prime borrowers but also expand your product reach to populations that have historically had challenges accessing credit. Please revise here to include quantitative information to describe the borrowers that are eligible for a loan pursuant to your Strategic Programs, including, if relevant, a range of FICO scores. Similarly, we note your disclosure on page
         7 that your consumer lending via your POS Lending Program targets prime and near-
         prime borrowers. Please clarify here what you consider to be prime and near-prime borrowers by including quantitative information such as a range of FICO scores. In addition, for each of the lending programs disclosed on pages 6 and 7, please disclose here a range of the loans offered in each program, a range of the interest rates of these loans, and a range of the terms of these loans.
Use of Proceeds, page 61

5. We note your disclosure that you have no current specific plan for the proceeds from this offering. Please discuss the principal reasons for the offering pursuant to Item 504 of
         Regulation S-K.
Business, page 66

6. Please disclose the material terms of your agreements with BFG related to receiving loan referrals, and file this agreement as an exhibit to your registration statement.
         Alternatively, please tell us why you believe this is unnecessary. Strategic Programs, page 86

7. Please disclose the term of your agreements with the Behalf, OppFi, Liberty Lending,
         LendingPoint, American First Finance, Elevate, Upstart, Mulligan Funding and Great
         American Finance and any renewal provisions.
 Kent Landvatter
Finwise Bancorp
June 9, 2021
Page 3
Consolidated Financial Statements
Note 9 - Investment in Business Funding Group, LLC, page F-22

8. You disclose that the fair value of warrants issued in this transaction was determined by a third-party valuation firm. Please revise your filing to name this valuation firm and provide their consent. Otherwise, to the extent you determined the value of these warrants and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question 141.02 of the Compliance and Disclosure
         Interpretations for Securities Act Sections.
Exhibits

9. Please file the agreements executed in connection with the BFG Transactions disclosed on pages 141 and 142 or tell us why you believe this is unnecessary. You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at
202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameKent Landvatter                              Sincerely,
Comapany NameFinwise Bancorp
                                                               Division of
Corporation Finance
June 9, 2021 Page 3                                            Office of
Finance
FirstName LastName